# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fulgent Genetics, Inc., CIK 0001674930
CUSIP: 359664109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4399 Santa Anita Avenue, El Monte, California (CA), 91731
Date of event which requires filing of this statement: 03/19/2026
Amends the filing with accession number 0001193125-16-735257
Filed by CIK 0001302110
Persons authorized to receive notices and communications: Ming Hsieh, c/o Fulgent Genetics, Inc., 4399 Santa Anita Avenue, El Monte, California (CA), 91731, (626) 350-0537; Scott M. Stanton, Esq., c/o Mintz, 3580 Carmel Mountain Road, Suite 300, San Diego, California (CA), 92130, (858) 314-1500

## Reporting persons
- Ming Hsieh (CIK 0001302110): type of reporting person: individual (IN); source of funds: other (OO); sole voting power 8,645,487; shared voting power 221,816; sole dispositive power 8,645,487; shared dispositive power 221,816; aggregate amount beneficially owned 8,867,303 (30.74% of the class)
  Comment: In reference to Row 4 above, the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Fulgent Genetics, Inc. (the "Issuer") acquired by Ming Hsieh (the "Reporting Person") since the Reporting Person's last amendment to this Schedule 13D were acquired through equity award vestings in connection with the Reporting Person's services as Chief Executive Officer of the Issuer. No cash consideration was paid by the Reporting Person in connection with these acquisitions. See Item 3 of this Schedule 13D for additional information.
  
  In reference to Rows 7 and 9 above, sole voting and dispositive power consists of (i) 7,895,115 shares of Common Stock of the Issuer held of record by The Ming Hsieh Trust (the "Trust"), of which Mr. Hsieh possesses sole voting and dispositive power as the trustee, of which 1,000,000 shares of Common Stock of the Issuer are pledged as security pursuant to a pre-paid forward arrangement as disclosed on that certain Form 4 filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on March 12, 2024, and 5,760,733 shares of Common Stock are pledged as collateral account for a credit facility, (ii) 743,876 shares of Common Stock of the Issuer held of record by Mr. Hsieh, (iii) 1,000 shares of Common Stock of the Issuer held of record by a minor child under a Uniform Transfers to Minors Act account, of which Mr. Hsieh possesses sole voting and dispositive power as the sole custodian of the account, and (iv) 5,496 shares of Common Stock of the Issuer subject to Restricted Stock Unit awards granted to Mr. Hsieh that will vest or settle within 60 days after March 31, 2026. This 5,496 shares of Common Stock presumes no shares are withheld for the purposes of withholding taxes.
  
  In reference to Rows 8 and 10 above, shared voting and dispositive power consists of (i) 220,816 shares of Common Stock of the Issuer held by the Dynasty Trust. Mr. Hsieh is the grantor of the Dynasty Trust and he and his spouse, Eva Hsieh, serve on the investment committee of the Dynasty Trust and (ii) 1,000 shares of Common Stock of the Issuer held by an immediate family member of Mr. Hsieh residing in the same household which were previously held in a custodial account under the Uniform Transfers to Minors Act, over which Mr. Hsieh served as sole custodian, and were transferred to this immediate family member upon this individual reaching the age of majority. Mr. Hsieh may be deemed to share voting and dispositive power over these 1,000 shares by virtue of this family member's residence in his household. Mr. Hsieh disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
  
  In reference to Row 13 above, percent of class represetned by aggregate amount was calculated based on 28,844,618 shares of Common Stock of the Issuer issued and outstanding as of March 27, 2026, as reported in the Issuer's Definitive Proxy Statement filed with the SEC on March 31, 2026.
- The Ming Hsieh Trust (CIK 0001836339): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 7,895,115; shared voting power 0; sole dispositive power 7,895,115; shared dispositive power 0; aggregate amount beneficially owned 7,895,115 (27.37% of the class)
  Comment: In reference to Row 4 above, the Trust has not acquired any shares of Common Stock since the Reporting Person's last amendment to this Schedule 13D. All shares of Common Stock currently held by the Trust were acquired through transfers from the Reporting Person as previously reported. See Item 3 of Amendment No. 3 to Schedule 13D previously filed with the SEC on November 5, 2024, for additional information.
  
  In reference to Rows 7 and 9 above, sole voting and dispositive power consists of 7,895,115 shares of Common Stock of the Issuer held of record by the Trust, over which the Reporting Person possesses sole voting and dispositive power as the trustee of the Trust.
  
  In reference to Row 13 above, percent of class represetned by aggregate amount was calculated based on 28,844,618 shares of Common Stock of the Issuer issued and outstanding as of March 27, 2026 as reported in the Issuer's Definitive Proxy Statement filed with the SEC on March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fulgent Genetics, Inc.
Address of issuer's principal executive offices: 4399 Santa Anita Avenue, El Monte, California (CA), 91731
Comment: This amendment No. 4 to Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Fulgent Genetics, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4399 Santa Anita Avenue, El Monte, California 91731. Except as expressly amended herein, this Statement supplements Amendment No. 3 to Schedule 13D previously filed with the SEC on November 5, 2024.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Ming Hsieh, (the "Reporting Person") and by the Reporting Person on behalf of The Ming Hsieh Trust (the "Trust").
Residence or business address: The business address of the Reporting Person and the Trust is c/o Fulgent Genetics, Inc., 4399 Santa Anita Avenue, El Monte, California 91731.
Present principal occupation or employment: The Reporting Person serves as Chief Executive Officer and Chairperson of the Board of Directors (the "Board") of the Issuer. The Trust was formed for personal estate planning purposes.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America. The Trust is organized in the State of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of Amendment No. 3 to this Schedule 13D, the Reporting Person acquired shares of Common Stock solely upon the vesting of equity awards previously granted under the Issuer's equity incentive plans as described below, sold shares of Common Stock solely in connection with open market sales to cover tax obligations upon such vestings, and the Trust terminated pre-paid forward arrangements as described below. No cash consideration was paid for the acquisition of shares of Common Stock since the filing of Amendment No. 3 to this Schedule 13.

On November 23, 2024, 3,950 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,227 shares of Common Stock were sold on November 25, 2024 in connection with this vesting in multiple transactions at prices ranging from $18.12 to $18.50, inclusive, to cover withholding taxes.

On February 1, 2025, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,472 shares of Common Stock were withheld for the payment of withholding taxes.

On February 23, 2025, 3,949 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,324 shares of Common Stock were withheld for the payment of withholding taxes.

On February 25, 2025, 11,280 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 28, 2022. 6,041 shares of Common Stock were withheld for the payment of withholding taxes.

On February 25, 2025, 17,820 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 23, 2023. 9,543 shares of Common Stock were withheld for the payment of withholding taxes.

On February 25, 2025, 37,197 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 26, 2024. 19,997 shares of Common Stock were withheld for the payment of withholding taxes.

On February 26, 2025, 21,984 shares of Common Stock vested pursuant to issued and outstanding RSUs. 11,773 shares of Common Stock were withheld for the payment of withholding taxes.

On May 1, 2025, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,339 shares of Common Stock were withheld for the payment of withholding taxes.

On May 23, 2025, 3,950 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,116 shares of Common Stock were withheld for the payment of withholding taxes.

On May 26, 2025, 5,496 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,944 shares of Common Stock were withheld for the payment of withholding taxes.

On June 9, 2025, the Trust terminated a pre-paid forward arrangement with respect to 800,000 shares of Common Stock as reported on that certain Form 4 filed with the SEC on June 11, 2025.

On August 1, 2025, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,339 shares of Common Stock were withheld for the payment of withholding taxes.

On August 23, 2025, 3,949 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,115 shares of Common Stock were withheld for the payment of withholding taxes.

On August 26, 2025, 5,496 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,944 shares of Common Stock were withheld for the payment of withholding taxes.

On November 23, 2025, 3,950 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,116 shares of Common Stock were withheld for the payment of withholding taxes.

On November 26, 2025, 5,496 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,944 shares of Common Stock were withheld for the payment of withholding taxes.

On February 23, 2026, 3,949 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,167 shares of Common Stock were withheld for the payment of withholding taxes.

On February 24, 2026, 19,067 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 23, 2023. 10,230 shares of Common Stock were withheld for the payment of withholding taxes.

On February 24, 2026, 39,802 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 26, 2024. 21,354 shares of Common Stock were withheld for the payment of withholding taxes.

On February 24, 2026, 59,276 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 25, 2025. 31,760 shares of Common Stock were withheld for the payment of withholding taxes.

On February 26, 2026, 5,496 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,949 shares of Common Stock were withheld for the payment of withholding taxes.

On March 1, 2026, 32,740 shares of Common Stock vested pursuant to issued and outstanding RSUs. 17,566 shares of Common Stock were withheld for the payment of withholding taxes.

On March 9, 2026, the Trust terminated a pre-paid forward arrangement with respect to 750,000 shares of Common Stock as reported on that certain Form 4 filed with the SEC on March 11, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in the Reporting Person's capacity as Chief Executive Officer and Chairperson of the Board of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock (including shares of Common Stock held through the Trust) on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer's securities or securities derived of, exercisable for or convertible into the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 8,867,303 shares of Common Stock of the Issuer, representing 30.74% of all of the issued and outstanding shares of Common Stock of the Issuer. The Trust beneficially owns 7,895,115 shares of Common Stock of the Issuer, representing 27.37% of all of the issued and outstanding shares of Common Stock of the Issuer.

The percentages set forth in this Item 5(a) are based on 28,844,618 shares of Common Stock issued and outstanding as of March 27, 2026 as reported in the Issuer's Definitive Proxy Statement filed with the SEC on March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 8,645,487 shares of Common Stock of the Issuer (which includes the shares of Common Stock held by the Trust) as of and within sixty (60) days after March 31, 2026. The Reporting Person has shared power to vote or direct the vote or dispose or direct the disposition of 221,816 shares of Common Stock as of and within 60 days of March 31, 2026. The Reporting Person is a member of the investment committee of the Dynasty Trust and, as such, shares voting and dispositive power over the shares held by the Dynasty Trust.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Person in the 60 days prior to the filing of this Statement are set forth in Item 3 of this Statement. Except as set forth in Item 3 of this Statement, no other transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person during the 60-day period prior to the filing of this Statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
1,000,000 shares of Common Stock of the Trust are pledged as security pursuant to a pre-paid forward arrangement as disclosed on that certain Form 4 filed by the Reporting Person with the SEC on March 12, 2024, and 5,760,733 shares of Common Stock of the Trust are pledged as collateral for a credit facility provided to the Trust by The Charles Schwab Corporation. This arrangement is subject to customary terms which provide that, in the event of a default, the lender may be entitled to dispose of the pledged shares. The Reporting Person and his spouse, Eva Hsieh, are members of the investment committee of the Dynasty Trust. See Item 5(b) of this Statement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated as of December 22, 2020, by and among Mr. Hsieh and the Trust (incorporated by reference to Exhibit 1 of that certain Schedule 13D/A filed with the SEC on December 22, 2020).
https://www.sec.gov/Archives/edgar/data/1674930/000156459020058063/none-sc13d.htm

## Signatures
- Ming Hsieh: /s/ Ming Hsieh, Ming Hsieh (03/31/2026)
- The Ming Hsieh Trust: /s/ Ming Hsieh, By: Ming Hsieh, Trustee (03/31/2026)